Filed by HiSoft pursuant to Rule 425 of the Securities Act of 1933

Commission File No.: 001-33857

Subject Company: VanceInfo Technologies Inc.

IMPORTANT INFORMATION FOR INVESTORS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction, HiSoft has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (Registration File No. 333-183688) that includes a definitive joint proxy statement of VanceInfo and HiSoft and constitutes a prospectus of HiSoft.  HiSoft and VanceInfo may also plan to file other documents with the SEC regarding the proposed transaction. The definitive joint proxy statement/prospectus was first mailed to shareholders and holders of American depositary receipts of HiSoft and VanceInfo on or about October 5, 2012.  HISOFT AND VANCEINFO URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and shareholders may obtain free copies of the definitive joint proxy statement/prospectus and other documents containing important information about HiSoft and VanceInfo, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect VanceInfo’s and HiSoft’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, VanceInfo’s and HiSoft’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, expectations and intentions with respect to future operations and services; approval of the proposed transaction by shareholders; the satisfaction of the closing conditions to, or timing of the completion of, the proposed transaction; and other factors with respect to HiSoft, VanceInfo or the proposed transaction that are set forth in the “Risk Factors” section and other sections of HiSoft’s and VanceInfo’s Annual Reports on Form 20-F, the definitive joint proxy statement/prospectus and other SEC filings.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of VanceInfo and HiSoft and are difficult to predict.  All subsequent written and oral forward-looking statements concerning VanceInfo, HiSoft, the proposed transaction or other matters and attributable to VanceInfo or HiSoft or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither VanceInfo nor HiSoft undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

HiSoft Announces Shareholder Approval

of Resolutions Relating to Proposed Merger with VanceInfo

BEIJING, November 6, 2012 — HiSoft Technology International Limited (“HiSoft” or the “Company”) (NASDAQ: HSFT), a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China, announced today that at the extraordinary general meeting of the Company’s shareholders (the “EGM”) held earlier today, shareholders voted to approve each of the proposed resolutions in connection with the previously announced merger with VanceInfo Technologies Inc. (NYSE: VIT).  These proposals related to a consolidation of the share capital of the Company, an increase in the authorized share capital of the Company, the allotment and issuance of common shares of the Company, the change of the Company’s English name and adoption of a Chinese name, and certain related amendments to the Company’s memorandum and articles of association.

Based on the final tabulation, over 99% of the common shares of the Company present in person or by proxy at the EGM were voted “FOR” each of the resolutions to consolidate the share capital of the Company, increase the authorized share capital of the Company and allot and issue common shares of the Company and, therefore, each of these resolutions was passed as an ordinary resolution. Based on the final tabulation, over 99% of the common shares of the Company present in person or by proxy at the EGM were voted “FOR” each of the resolutions to change the Company’s English name and adopt a Chinese name and to amend the Company’s memorandum and articles of association and, therefore, each of these resolutions was passed as a special resolution.

Prior to the completion of the merger, the Company will effect its previously announced 13.9482-to-1 share consolidation and adjustment to its American depositary shares (“HiSoft ADS”) pursuant to which each HiSoft ADS will represent 1 HiSoft share.  The parties expect to complete the merger as soon as practicable.  The completion of the merger is subject to the satisfaction or waiver of the conditions set forth in the merger agreement with VanceInfo. As a result of the merger, VanceInfo’s American depositary shares will no longer be listed on the New York Stock Exchange. Upon completion of the merger, the combined entity will be named “Pactera Technology International Ltd.” in English and “文思海辉技术有限公司” in Chinese with its American depositary shares listed on the NASDAQ Global Select Market under the ticker symbol of “PACT”.

About HiSoft Technology International Limited

HiSoft Technology International Limited (NASDAQ: HSFT) is a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China. HiSoft provides its services to leading companies around the world through a combination of onshore and offshore delivery capabilities. HiSoft leverages its skilled technology specialists and client-centric delivery centers to offer customers reliable and high-quality technology solutions.

For more information about HiSoft, please visit http://www.hisoft.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond HiSoft’s control, which may cause HiSoft’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in HiSoft’s filings with the U.S. Securities and Exchange Commission. HiSoft does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IMPORTANT INFORMATION FOR INVESTORS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, HiSoft has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (Registration File No. 333-183688) that includes a definitive joint proxy statement of VanceInfo and HiSoft and constitutes a prospectus of HiSoft.  HiSoft and VanceInfo may also plan to file other documents with the SEC regarding the proposed transaction.  The definitive joint proxy statement/prospectus was first mailed to shareholders and holders of American depositary receipts of HiSoft and VanceInfo on or about October 5, 2012.  HISOFT AND VANCEINFO URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and shareholders may obtain free copies of the definitive joint proxy statement/prospectus and other documents containing important information about HiSoft and VanceInfo, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

For investor and media inquiries please contact:

Ross Warner

HiSoft Technology International Limited

Tel: +86-10-5987-5865

Email: investor_relations@hisoft.com